Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”) for the three and nine months ended December 31, 2009 and provides an update to our annual MD&A dated May 19, 2009 for the fiscal year ended March 31, 2009.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2009 and our annual MD&A.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This MD&A is dated February 9, 2009.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., respectively.   All financial information is reported in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934 as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Our business and operations are substantively unchanged since March 31, 2009.  Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen.  We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas ("CNG") or liquefied natural gas (“LNG”), giving users an alternative fuel to diesel.

We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufactures (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world.  Our products are designed to provide environmental and economic benefits combined with strong operational performance.  We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels, for the on-road commercial vehicle sector.  Within that operating segment, we focus on markets where demand for clean, low emission engines is prevalent:  Cummins Westport Inc. (“CWI”), is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty (“Westport HD”), is focused on LNG systems for heavy-duty trucks; and Juniper Engines Inc. (“Juniper”) is focused on 2.0L and 2.4L engines initially targeting industrial end markets.

While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to monetize select patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology and position in the marketplace.

Our consolidated revenue for the three months ended December 31, 2009 increased 24% to $38.4 million from $31.1 million in the same quarter in the prior year primarily because of higher shipments of CWI engines and higher parts revenue.  CWI product revenue was $27.8 million on 1,162 units shipped, up 38% from $20.2 million on 768 units shipped, primarily because of higher engine shipments, higher parts revenue and higher kits revenue.  CWI parts revenue increased from $5.6 million to $7.0 million or 25%, mainly due to a year to date pricing adjustment of $0.7 million arising from CWI negotiating new annual pricing on certain parts.  Non-CWI parts revenues included $0.9 million from the sale of BTIC Westport Inc. (“BWI”) SI tanks to customers in China.  Non-CWI revenues totaled $3.6 million with 40 HD LNG systems shipped compared to $5.3 million in the comparative quarter when 56 HD LNG systems were shipped.  Sales in both the current and comparative quarters were mainly to port customers.  Consolidated revenue for the three month period was also significantly impacted by foreign currency fluctuations quarter over quarter as the majority of our revenue is recorded in US dollars. Consolidated revenue increased 42% on a US dollar basis but was negatively impacted by changes in the average foreign exchange rate as the Canadian dollar strengthened against the US dollar in the period compared to the same quarter last year.

Net loss for the three months ended December 31, 2009, was $7.3 million, or $0.21 loss per share, which compares to $8.9 million, or $0.28 per share, in the three months ended December 31, 2008.  Our 50% share of CWI net income increased from $0.1 million to $2.9 million.  The increase was primarily the result of increased product revenue, parts revenue and kit revenue offset by an increase in customer related policy expense included in CWI sales and marketing expense.  Non-CWI operating expenses (research and development, general and administrative and sales and marketing) decreased by $0.6 million primarily because of decreased field service, current product support and operational costs associated with our assembly centre, but were offset by $1.5 million in lower gross margins from lower sales volumes of HD LNG systems and an increase in other net expenses (mainly interest expense and revenue) of $0.3 million.

For the nine months ended December 31, 2009 and 2008, consolidated revenue was $95.0 million and $95.6 million, respectively, a decrease of 1%.  CWI revenues were up $4.1 million, or 5%, to $88.3 million on 2,809 units shipped, from $84.2 million on 3,236 units shipped.  The increase was driven by a $5.0 million increase in parts revenue offset by $0.9 million decline in product revenue on lower shipments.  Non-CWI revenues were $6.7 million compared to $11.4 million in the same period in the prior year on 68 units shipped compared to 126 units shipped to date year over year.

For the nine months ended December 31, 2009 and 2008, net loss was $25.5 million, or $0.78 per share, and $11.7 million, or $0.39 per share, respectively.  The increase in net loss of $13.8 million was primarily the result of the $12.0 million decrease in gains from sale of investments, net of future income taxes.  Without the impact net gains from sale of investments, net loss for the nine month period ended December 31, 2009 and 2008 would have been $25.6 million and $23.8 million, respectively.  Our 50% share of CWI has increased to $4.6 million from $3.1 million primarily because of lower warranty expenses as a result of warranty adjustments recorded in the nine month period of the previous fiscal year of $3.9 million associated primarily with the L Gas and ISL G engines which compares to $0.5 million in favourable warranty adjustments in the current year to date.  Non-CWI operating expenses were up $0.7 million in the current year to date versus the prior year.  The increase was due to higher customer support costs, an increase in stock based compensation, a reduction in program funding and higher costs relating to professional, consulting and general public company related expenditures. The remaining difference related to higher interest and accretion expense relating to our long-term debt offset by foreign exchange.

Our cash and short-term investments balance as at December 31, 2009 was $107.2 million compared to $82.6 million as at March 31, 2009.  In the nine months ended December 31, 2009, we raised approximately $57.5 million in net proceeds from our public offering and CWI paid out dividends to Cummins Inc. (“Cummins”) of $4.2 million.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s significant accounting policies are described in note 2 of our fiscal 2009 annual MD&A. There have been no changes to our critical accounting policies from those presented in our annual MD&A.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require us to use estimates and assumptions in determining their reported amounts, include our accounting for variable interest entities, warranty, revenue recognition, inventories, the valuation of long-term investments and stock based compensation.  Changes in estimates related to warranty are made on a quarterly basis and reflect the claims data experienced by the engine field population.  We use historical warranty experience from previous and related engine models and families to assist with our warranty estimates.  As CWI has experienced significant revenue growth since the launching of the ISL G, a large proportion of its engines are still under warranty and the majority of those engines under warranty are ISL Gs.  Accordingly, CWI’s warranty experience is being driven primarily by the ISL G, its most recently launched product.  With limited products and limited history, warranty accruals can fluctuate significantly from period to period.  The application of warranty and other accounting policies are described in note 2 of our fiscal 2009 annual consolidated financial statements.  Actual results may vary significantly from estimates used.

CHANGES IN ACCOUNTING POLICY

The accounting policies used in the unaudited consolidated interim financial statements for the three and nine months ended December 31, 2009 are unchanged from the year ended March 31, 2009, except as noted below.

GOODWILL AND INTANGIBLE ASSETS:

On April 1, 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Other Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets whether separately acquired or internally developed.  We adopted this standard on April 1, 2009 but the adoption had no impact on the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The following changes have been recently issued and will be adopted in future.

BASIS OF PRESENTATION:

Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

We have determined that adopting US GAAP at this time rather than IFRS would be more relevant to our investor base and less disruptive and less costly as we currently prepare a US GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture US GAAP information. Management expects to transition to US GAAP on or before our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards and our intent will be to move to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  No changes were made in our internal control over financial reporting during the three and nine month periods ended December 31, 2009, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  Pursuant to Sarbanes-Oxley Rule 404 for the fiscal year ended March 31, 2010, we will include management’s assessment as to whether or not internal control over financial reporting is effective and our independent auditors will be required to furnish an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting.

RESULTS FROM OPERATIONS

Product revenue for the three months ended December 31, 2009 was $30.2 million with 1,162 CWI engines and 40 HD LNG systems shipped in the period.  Product revenue for the three months ended December 31, 2008 was $25.4 million with 768 CWI units and 56 HD LNG systems shipped.  The increase in units shipped was primarily the result of increased sales of engines in North America from customers such as UPS and increased sales of the ISL G to Asia and Europe.  CWI product revenues increased approximately 38% in Canadian dollar terms and 57% in US dollar terms.  The Canadian dollar averaged $1.06 in the three months ended December 31, 2009 compared to $1.21 to the US dollar in the three months ended December 31, 2008.  CWI kit revenue (including natural gas engine royalties) is included in product revenue and increased by $1.3 million from $1.4 million to $2.7 million quarter over quarter due to higher revenue and royalties on kits sold to customers in India.  Non-CWI revenues decreased by $2.9 million because of fewer shipments of HD LNG systems and a change in sales mix with sales in the current quarter relating to fuel systems sold to OEMs, while the majority of non-CWI shipments in the comparative quarter were upfit trucks which generated higher revenue per unit.

For the nine months ended December 31, 2009 and 2008, product revenues were $73.5 million and $81.2 million, respectively.  CWI product revenues were down from $69.9 million on 3,236 units sold to $69.0 million on 2,809 units sold, a decrease of 1%.  Non-CWI product revenues decreased from $11.3 million to $4.5 million with lower unit sales of our Westport HD LNG systems and a change in product mix from upfit trucks to fuel systems accounting for most of the change.  Year to date, we have shipped 68 Westport HD LNG systems compared to 126 HD LNG systems in the same period last year.  When comparing the current nine-month period to the comparative nine-month period, the impact from changes in the average US to Canadian dollar foreign exchange rate on revenue is minimal as the Canadian dollar appreciated against the US dollar by 2% during the period.

Revenue (expressed in thousands of Canadian dollars except for units)

	Three months ended		Nine months ended
	December 31		December 31
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Engine shipments (units)	1,162	768	2,809	3,236
Westport HD Fuel Systems (units)	40	56	68	126
Total Unit shipments	1,202	824	2,877	3,362
Product revenue	$30,158	$25,448	$73,478	$81,208
Parts revenue	8,239	5,606	21,533	14,367
	$38,397	$31,054	$95,011	$95,575

Product Revenue by Geographic Region (as a percentage of revenue)

	Three months ended		Nine months ended
	December 31		December 31
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Americas	75%	90%	62%	88%
Asia	7%	2%	18%	4%
Rest of the world	18%	8%	20%	8%

For the three and nine months ended December 31, 2009, 75% and 62% of revenues were earned from shipments to the Americas.  Revenues from Asia in the three and nine months ended December 31, 2009 related primarily to shipments to China export market.

Parts revenues for the three months ended December 31, 2009 and 2008 were $8.2 million and $5.6 million, respectively, an increase of $2.6 million or 46%.  On a US dollar basis, parts revenue increased 72% as the increase was offset by the effect of a stronger Canadian dollar relative to the U.S. dollar for the current quarter compared to the prior quarter.  CWI parts revenue increased by $1.4 million from $5.6 million to $7.0 million.  The increase occurred as a result of CWI negotiating new annual pricing on certain parts, resulting in a one-time adjustment of $0.7 million in additional revenue.  There was also a general increase in parts prices resulting in an increase in parts revenue of $0.3 million.  Parts revenue is a function of engine population, repair and maintenance experience, the age of the population and product reliability.

Non-CWI parts revenue increased $1.2 million from less than $0.1 million in the comparative period to $1.2 million in the current quarter.  The increase in mainly driven by spark ignited tank sales in BTIC Westport Inc. (“BWI”) which accounted for $0.9 million of the increase.  The remaining increase of $0.3 million related to an increase in after market part sales and other one-time part sales in Westport HD.

For the nine months ended December 31, 2009, parts revenue increased by $7.1 million to $21.5 million from $14.4 million, with CWI parts revenue increasing from $14.3 million to $19.3 million with the most significant increase occurring in the third quarter.  Non-CWI parts revenue increased from a nominal amount in the comparative period to $2.2 million in the nine month period ended December 31, 2009.  Sales of SI tanks in BWI made up of $1.8 million of the increase with the remainder relating to after-market parts sales in Westport HD.

Cost of revenue for the three months ended December 31, 2009 and 2008 were $23.3 million and $24.7 million, respectively, on revenues of $38.4 million and $31.1 million, respectively. In the three and nine months ended December 31, 2008, CWI increased warranty reserves by $2.4 million and $3.9 million, respectively and also incurred campaign expenses of $0.2 million and $1.1 million respectively.  The ISL G was launched in mid-2007 and replaced the L Gas and C Gas plus in North America.  In general, engines experience higher warranty claims upon launch and lower claims at the end of their product lives as launch defects are corrected and fixes implemented.  With the rapid adoption of the ISL G engine, higher than expected warranty expenses occurred in the comparative quarter.  During the current quarter and year to date, CWI reduced warranty reserves by $1.0 million and $0.5 million respectively as campaigns and product improvements implemented in previous quarters begin to appear in the field.  However, warranty experience has and will fluctuate and could result in significant swings period to period.  During the current quarter, CWI also recorded a one-time reduction in cost of parts revenue of $0.7 million.  The adjustment related to a variance between standard costs and actual costs.  Cummins may charge CWI standard cost if standard costs approximate actual costs. In the current quarter it was identified that actual costs differed significantly from standard costs on certain component parts resulting in an agreed adjustment between CWI and Cummins.  Non-CWI cost of revenue was $3.4 million and $5.8 million for the three and nine month periods ended December 31, 2009 compared with $3.6 million and $8.7 million for the respective comparative periods due to lower sales volume and change in sales mix from upfit truck to OEM fuel systems.

Gross margins were $15.1 million and $6.3 million for the three months ended December 31, 2009 and 2008, respectively, and $29.5 million and $23.9 million for the nine months ended December 31, 2009 and 2008, respectively.  Gross margin percentages on a consolidated basis for the quarter were 39% with CWI gross margins at 43%, up from 18% in the comparative quarter primarily because of higher warranty reserves taken in the comparative quarter and a one-time adjustment to parts revenue of $1.0 million and cost of parts revenue of $0.7 million dollars taken in the third quarter of fiscal 2010 as noted above.  For the nine months ended December 31, 2009 and 2008, consolidated gross margin percentages were 31% and 25%, respectively, with CWI’s gross margins at 32% and 25%, respectively.  The primary reason for the increase in CWI gross margin was adjustments in warranty reserves and parts.

Research and development expenses, on a net basis, for the three and nine months ended December 31, 2009 were $6.6 million and $20.4 million down 16% and 7%, respectively, from $7.8 million and $22.0 million for the same periods in the prior year.  In the quarter ended December 31, 2009, CWI research and development expenses were down $0.6 million compared to the third quarter of fiscal 2009 primarily because $0.3 million in government funding in the current quarter and internal staff reallocations to sales and marketing initiatives offset by increased materials costs associated with current product support and new products.  On a year to date basis, CWI expenses are down $0.4 million with lower technology royalty fees associated with lower revenues in the period of $0.2 million and a reallocation of personnel to sales and marketing activities of $1.0 million.  This reduction was offset by an additional $0.8 million in material costs associated with current product support and new product development.  Research and development costs fluctuate with funding levels and stage of the development program.  Non-CWI research and development expenses have decreased by $0.6 million and $1.3 million in the three and nine months ended December 31, 2009.  For the three months period ended December 31, 2009, the reduction related to shifts in program costs towards customer care and support.  For the nine month period, the reduction related to shifts in program costs including a reduction in OEM integration costs, Australian program costs, and costs associated with our EPA 2007 engine of approximately $0.6 million, $0.7 million, and $0.8 million respectively.  There were also decreases in intellectual property costs of $0.3 million due primarily to timing, reductions in travel costs of $0.3 million. These decreases in costs were offset by decreases in government funding of $0.8 million and spending on 2010 initiatives of $0.6 million.

Research and Development Expenses (expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	December 31		December 31
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development expenses	$7,168	$8,280	$21,385	$23,806
Program funding	(617)	(526)	(1,014)	(1,784)

Research and development, net	$6,551	$7,754	$20,371	$22,022

General and administrative expenses for the three months ended December 31, 2009 and 2008 were $2.2 million and $2.4 million, respectively.  The $0.2 million decrease related to a reduction in CWI general and administrative expenses as a result of a one-time payment of compensation related expenses in the comparative quarter.  For the nine months ended December 31, 2009, general and administrative costs were up $1.5 million to $7.6 million from $6.1 million with CWI costs down $0.3 million, stock based compensation up $0.7 million primarily associated with our mandatory performance share unit exercise program, legal and other professional fees higher by $0.5 million, and $0.6 million related to internal allocations of information technology development, rent and office support costs, and public company related expenses.

Sales and marketing expenses for the three months ended December 31, 2009 were $5.7 million compared to $4.0 million in the prior year.  CWI sales and marketing expenses were up $1.6 million, primarily because of policy expenses associated with customer support issues on out of warranty engines.  Non-CWI expenses were up $0.1 million primarily because of increased field service and current product support.  For the nine months ended December 31, 2009 compared to 2008, sales and marketing expenses increased by $2.5 million to $13.3 million from $10.8 million.  CWI sales and marketing expenses increased by $2.3 million due to a $1.5 million increase in policy expense and reallocation of personnel to customer service activities recorded as sales and marketing expense of $0.8 million.  Non-CWI sales and marketing expense increased by $0.2 million primarily due to a reduction in funding of $0.3 million, an increase in stock based compensation of $0.2 million and a reallocation of personnel from research and development activities to customer service which is recorded as sales and marketing expense, offset by a reduction in integration payments to an OEM partner.

Foreign exchange loss (gain) relates primarily to the realized and unrealized losses recognized on US dollar denominated balances other than on those arising from the translation of CWI balances, which are included in a separate component of accumulated other comprehensive income.  For the three months ended December 31, 2009, we recognized a gain of $0.1 million compared with a negligible loss in the comparative quarter.  For the nine months ended December 31, 2009 we recognized foreign exchange gains of $0.5 million compared to foreign exchange losses of $0.6 million in the comparative period.  During the three month and nine months ended December 31, 2009 we reclassified $0.2 million from accumulated other comprehensive income to realized gains as a result of CWI paying out a dividend resulting in a reduction of the Company’s net investment in CWI.  A similar reclassification of $0.8 million to realized gains was recorded in the three and nine month period ended December 31, 2008, however the reclassification was offset by realized losses on non-CWI foreign denominated assets and liabilities. From March 31, 2009 to December 31, 2009, the Canadian dollar strengthened by 14% relative to the US dollar.

Depreciation and amortization for the three and nine months ended December 31, 2009 was relatively unchanged at $0.5 million and $1.6 million compared to $0.5 million and $1.4 million, respectively, for the same periods in the prior year.

Loss from investment accounted for by the equity method relating to our 49% share of Juniper was $0.2 million and $0.8 million for the three and nine months ended December 31, 2009 and $0.3 million and $0.8 million for the respective comparative periods.  Losses related primarily to market and product development expenses in anticipation of product launch in mid-2010.  We made our 49% investment in Juniper on April 1, 2008.

Interest on long-term debt and amortization of discount expense of $0.7 million and $2.0 million in the three and nine months ended December 31, 2009 and $0.6 million and $1.2 million for the three and nine months ended December 31, 2008, relates to the $15 million in debenture units issued on July 3, 2008.

Gain on sale of investments for the three months ended December 31, 2009 and 2008 was nil.  For the nine months ended December 31, 2009, we recognized a gain of $0.3 million on the sale of Clean Energy and Wild River shares compared with a gain of $14.5 million in the comparative fiscal year primarily from the sale of 1,178,760 Clean Energy shares.

Income tax expense in the three months ended December 31, 2009 was $3.6 million compared with less than $0.1 million in the three months ended December 31, 2008.   In the comparative quarter, current tax expense related to $0.5 million in withholding taxes payable on dividends paid by CWI to Westport while the remainder largely related to income taxes payable by CWI.  Future income taxes recognized tax benefits related primarily to warranty accruals, which are deductible for tax only when paid.  For the nine months ended December 31, 2009, income tax expense was $5.4 million compared with $4.9 million for the nine months ended December 31, 2008. The current period amount relates primarily to CWI as well as withholding taxes payable of $0.2 million on dividends paid by CWI, while in the comparative period, $2.6 million related to CWI and the balance related to the future tax impact from the sale of available for sale securities.

Joint venture partners’ share of net income from joint ventures of $3.0 million for the three months ended December 31, 2009 reflects Cummins’ 50% share of CWI’s income for the period on an after tax basis of $2.9 million and Beijing Tianhai Industry Co., Ltd.’s (“BTIC”) 50% share of BWI’s net operating income of $0.1 million.  For the nine months ended December 31, 2009 and 2008, our joint venture partners’ share of income from joint ventures was $4.6 million and $3.4 million respectively with Cummins share of CWI representing $4.6 million and $3.1 million respectively.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Cash and cash equivalents consist of treasury bills, guaranteed investment certificates, and term deposits and banker acceptances with maturities of 90 days or less when acquired.  Short-term investments consist primarily of government treasury bills, commercial paper and bank issued debt.

Our cash and short-term investments balance as at December 31, 2009 was $107.2 million compared to $82.6 million as at March 31, 2009.  In December 2009, we raised $57.5 million in net proceeds from our public offering.

For the nine months ended December 31, 2009, cash used in operations and for capital expenditures was $20.4 million. Changes in non-cash operating working capital contributed $3.9 million, primarily from increases in accounts receivable of $5.3 million due mainly to shipments of systems near the end of the quarter and decreases in accounts payable and accrued liabilities of $2.9 million. Cash used in operations, excluding changes in non-cash operating working capital, was $16.4 million.  We also advanced Cummins $1.7 million net of repayments and paid $1.2 million against our limited recourse loan from Clean Energy and $1.0 million of our demand installment loan. CWI also paid out $4.2 million in dividends to each parents with Cummins share reflected as a reduction of the joint venture partner’s share of net assets of joint venture.

Foreign exchange negatively impacted cash and cash equivalents by $5.7 million as the relative value of the Canadian dollar increased relative to the U.S. dollar by 14% over the nine month period.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility, proceeds from the sale of our remaining investment in Clean Energy, valued at $2.7 million as at December 31, 2009, to fund our committed milestones and obligations for our current programs.  We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

During December 2009, we issued 5,462,500 common shares at a price of US$10.50 per share, for gross proceeds of US$57.4 million ($60.8 million Canadian dollars).  The net proceeds of $57.5 million (net of share issuance costs of $3.3 million) will be used on the development of new OEM engine platform for our Westport HD system, to support working capital requirements including funding inventory and developing and seeking alternate suppliers, and  for general corporate purposes including market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, supply chain development and capital expenditures including facilities and equipment.

Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $3.6 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  As at December 31, 2009, we had access to the full amount of the line at an interest rate of prime plus 0.25% for borrowings up to $5.0 million.

Westport’s capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated May 19, 2009 and are substantially unchanged except we are no longer in discussions with Industrial Technologies Office (“ITO”) to extend the work phase of our agreement as we have determined that we were substantially completed as at March 31, 2008.  Accordingly, during October 2009, $1.4 million relating to royalties owing to ITO under our existing agreement was paid.  The amount had been accrued as at September 30, 2009 and March 31, 2009.

SHARES OUTSTANDING

For the nine months ended December 31, 2009 and 2008, the weighted average number of shares used in calculating the loss per share was 32,758,987 and 29,689,377, respectively.  During the nine months ended December 31, 2008, as part of the debenture units issued on July 3, 2008, we issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10.  We also issued 790,614 warrants with a strike price of $10.65 to the Government of Canada, as required under our funding agreement.  The number of shares, share options, performance share units, and warrants outstanding and exercisable as at the following dates are shown below:

	December 31, 2009		February 9, 2010
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	38,278,840		38,287,431
Share Options
- Outstanding	1,252,916	7.85	1,244,325	7.86
- Exercisable	772,040	8.15	763,449	8.17
Performance Share Units
- Outstanding	1,195,313	N/A	1,195,313	N/A
- Exercisable	43,867	N/A	43,867	N/A

Warrants
- Outstanding and exercisable	1,608,160	14.68	1,608,160	14.68

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The selected table provides summary financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09	30-Dec-09
Units shipped	519	1,078	1,460	824	676	622	1,053	1,202
Average foreign exchange rate (C$:US$)	$1.00	$1.01	$1.04	$1.21	$1.25	$1.16	$1.10	$1.06
(expressed in thousands of Canadian dollars except per share)
Product revenue	$11,269	$21,428	$34,332	$25,448	$21,547	$19,329	$23,991	$30,158
Parts revenue	$4,058	$4,081	$4,680	$5,606	$4,715	$5,614	$7,680	$8,239
Total revenue	$15,327	$25,509	$39,012	$31,054	$26,262	$24,943	$31,671	$38,397
Gross margin	$4,568	$8,339	$9,226	$6,321	$6,930	$6,396	$7,992	$15,083
	30%	33%	24%	20%	26%	26%	25%	39%
Net income (loss) for the period	$(8,125)	$(3,463)	$676	$(8,928)	$(12,710)	$(9,189)	$(8,984)	$(7,279)
Earnings (loss) per share:
Basic	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)	$(0.28)	$(0.21)
Diluted	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)	$(0.28)	$(0.21)
Cash from (used in) operations before change in non-cash operating working capital	$(8,238)	$(2,548)	$(3,947)	$(8,288)	$(10,842)	$(7,132)	$(6,869)	$(2,369)
Company's 100% share of CWI net income	$(810)	$3,234	$2,800	$258	$1,540	$1,312	$2,092	$5,878

Joint Venture Partner's share of CWI net income	$(405)	1,617	1,400	$129	$770	$656	$1,046	$2,939

Our quarterly results are impacted by the timing of product deliveries, completion of engineering milestones, government and partner funding, timing of sale of long-term investments, timing of stock based compensation and foreign exchange gains and losses.  CWI income or loss, and our resulting 50% share, will vary from quarter to quarter depending on the timing of unit and part sales, product and customer mix, and the timing of completion of engineering milestones and related government funding.

RISKS AND UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2009 Annual Information Form.  The following additional risks have been identified during the third quarter of fiscal 2010.

We could be adversely affected by risks associated with acquisitions.

We may, in future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by violations of Canadian and international anti-corruption and anti-bribery laws.

Canadian and international anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act in the United States, generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business.  Our policies mandate compliance with these laws.  We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-corruption and anti-bribery laws may conflict with local customs and practices.  Despite our policies mandating compliance with these laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents.  Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.

Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.

In the future, some of our foreign subsidiaries or joint ventures may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by the U.S, Canadian governments or the United Nations.  Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries.

The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities.  Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital
(expressed in thousands of Canadian dollars)	Three months ended		Nine months ended
	December 31		December 31
	2009	2008	2009	2008

Cash flow from operations	$(3,521)	$(3,895)	$(20,238)	$(2,823)
Changes in other non-cash operating working capital:
Accounts receivable	(5,249)	(1,478)	(5,337)	(1,963)
Inventories	1,907	(1,080)	2,670	(3,006)
Prepaid expenses	(1,063)	(271)	(940)	(357)
Accounts payable and accrued liabilities	3,406	(1,185)	(2,884)	1,501
Deferred revenue	153	1,190	1,271	1,758
Warranty liability	(306)	7,217	1,352	14,027

Cash flows from operations before changes in non-cash operating working capital	$(2,369)	$(8,288)	$(16,370)	$(14,783)